UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77101 / February 10, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17033

In the Matter of **DE Acquisition 7, Inc.,** **DE Acquisition 8, Inc.,** **DE Acquisition 9, Inc.,** **DE Acquisition 10, Inc., and** **DE Acquisition 12, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by DE Acquisition 7, Inc., DE Acquisition 8, Inc., DE Acquisition 9, Inc., DE Acquisition 10, Inc., DE Acquisition 12, Inc. ("Respondents") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondents on December 30, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that[1]:

  1. DE Acquisition 7, Inc. (CIK No. 1514403) is a void Delaware corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of DE Acquisition 7, Inc. have been registered under Exchange Act Section 12(g).

  2. DE Acquisition 7, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2012.

  3. DE Acquisition 8, Inc. (CIK No. 1514404) is a void Delaware corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of DE Acquisition 8, Inc. have been registered under Exchange Act Section 12(g).

  4. DE Acquisition 8, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2012.

  5. DE Acquisition 9, Inc. (CIK No. 1514373) is a void Delaware corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of DE Acquisition 9, Inc. have been registered under Exchange Act Section 12(g).

  6. DE Acquisition 9, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2012.

  7. DE Acquisition 10, Inc. (CIK No. 1514372) is a void Delaware corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of DE Acquisition 10, Inc. have been registered under Exchange Act Section 12(g).

  8. DE Acquisition 10, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2012.

  9. DE Acquisition 12, Inc. (CIK No. 1514370) is a void Delaware corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of DE Acquisition 12, Inc. have been registered under Exchange Act Section 12(g).

10. DE Acquisition 12, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2012.

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[1]The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondents' Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondents' securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary